Mail Stop 4561

June 17, 2009

Mr. Douglas J. Shaw
President and Chief Executive Officer
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re:** **Monotype Imaging Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33612**

Dear Mr. Shaw:

We have reviewed your response letter dated May 12, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated April 29, 2009, must be signed by the company's management. Please provide all three acknowledgements in the form previously requested, directly from the company.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Supplementary Financial Data (Unaudited), page 92

2.   We note your response to our prior comment number 5. Item 302(a)(1) of
        Regulation S-K requires you to present gross profit, at a minimum, within
        selected quarterly financial data. Alternatively, you can present cost of revenues
        as allowed by Question 3 of SAB Topic 6.G, which enables users to compute
        gross profit. Therefore, revise future filings to comply with the disclosure
        requirement.

Part III

Item 11. Executive Compensation

Incorporated by Reference from Definitive Proxy Statement, filed April 6, 2009

Executive and Director Compensation

Summary Compensation Table—Fiscal Years 2006, 2007 and 2008, page 27

3.   We note your response to our prior comment number 11 where you state that you
        did not include the signing bonus payments to Messrs. Landers and Braverman in
        the "Bonus" column of your Summary Compensation Table because the payments
        "were not made pursuant to any compensatory or discretionary bonus plan and
        were unrelated to any services rendered … as an employee of the Company."
        Under Item 402(a)(6)(ii) of Regulation S-K, the term plan includes, but is not
        limited to, any "plan, contract, authorization or arrangement, whether or not set
        forth in any formal document, pursuant to which cash, securities, similar
        instruments, or any other property may be received. A plan may be applicable to
        one person." Given this definition, and the fact that you have designated these
        payments as "bonus" payments, we reiterate our position that for future filings,
        these and similar payments should be included in the bonus column of your
        Summary Compensation table.

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        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief